082-34635

Exemption Number ~~82-5225~~

# RETAIL HOLDINGS N.V.

[redacted]

08003718

RECEIVED

2008 JUL 10 A 2:

July 3, 2008

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

Singer NV

Re: ~~Retail Holdings~~ N.V.
Exemption Number 82-5225

SUPPL

Dear Sir/Madam:

On behalf of Retail Holdings N.V. (the "Company"), we are furnishing to the Securities and Exchange Commission (the "Commission") herewith, pursuant to Rule 12g3-2(b)1(i) of the General Rules and Regulations (the "Exchange Act Rules") promulgated under the Securities and Exchange Act of 1934 (the "Exchange Act"), the documents listed below. Such documents are furnished with the understanding that such documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that the Company is subject to the Exchange Act. The Company is a "foreign private issuer" within the meaning of Rule 3b-4(c) of the Exchange Act Rules.

Attached is the Report of Foreign Private Issuer of Retail Holdings N.V. dated July 3, 2008, together with the Exhibits referred to therein.

Please have the enclosed copy of this letter date stamped and returned to the undersigned in the enclosed stamped, self-addressed envelope.

Very truly yours,

Amy Pappas

Amy Pappas
Company Secretary

PROCESSED
JUL 14 2008
THOMSON REUTERS

Enclosure(s)

7/11


Retail Holdings N.V.
Schottegatweg Oost 44
Willemstad, Curacao
Netherlands Antilles

Exemption Number 82-5225

**Exemption No. 82-5255**

## Interim Report of Foreign Private Issuer

# Retail Holdings N.V.

Incorporated in the Netherlands Antilles

Schottegatweg Oost 44
Curacao, Netherlands Antilles

Dated July 3, 2008



**Retail Holdings N.V.**
**Schottegatweg Oost 44**
**Willemstad, Curacao**
**Netherlands Antilles**

**Exemption No. 82-5225**

**Exhibit Index to Report**

| Exhibit No. | |
|---|---|
| 1 | Letter to Retail Holdings N.V. Shareholders dated July 3, 2008 |
| 2 | Notice of General Meeting of Shareholders to be held on August 27, 2008 |
| 3 | Proxy Statement and Proxy Card. |

**Retail Holdings N.V.**
**Schottegatweg Oost 44**
**Willemstad, Curacao**
**Netherlands Antilles**

## RETAIL HOLDINGS N.V.

**Notice of a General Meeting of Shareholders**
**To be held on August 27, 2008**

To the Shareholders of:

**RETAIL HOLDINGS N.V.,**
**a corporation organized and existing under the laws of the Netherlands Antilles (the "Company").**

Notice is hereby given that a General Meeting of Shareholders of the Company (the "General Meeting") will be held at the offices of Citco Curaçao at Schottegatweg Oost 44, Curaçao, Netherlands Antilles, commencing at 9:30 a.m. (Netherlands Antilles time), on August 27, 2008, for the following purposes:

1. To approve and adopt the audited consolidated financial statements with respect to the Company's fiscal year ended December 31, 2007, as described in the Proxy Statement accompanying this Notice.

2. To elect Stephen H. Goodman, Antonio Costa, Alex Johnston, Stewart M. Kasen and Malcolm J. Matthews as Directors of the Company, such Directors to serve a term for the period from the date of this General Meeting through the date of the annual General Meeting of Shareholders to occur after this General Meeting.

3. To confirm and accept the recommendation of the Board of Directors of the Company to repay an amount from the account paid-in surplus of $0.75 per Common Share of the Company to Shareholders of record on August 27, 2008 and to not make any distribution of dividends to the Shareholders of the Company with regard to the profits as determined by the adoption of Proposal One and that the profits of the Company shall be fully reserved within the Company, as reflected in the Company's financial statements for that period.

4. To approve the sale and transfer of all or any part of the Company's shares in Singer Asia Limited, constituting all or substantially all of the operating assets of the Company, upon such terms and conditions (including, without limitation, sale price and time of sale and transfer) as determined by the Board of Directors of the Company in its sole discretion.

5. To appoint KPMG LLP as auditors of the Company for the fiscal year ending December 31, 2008.

Respectfully,

Stephen H. Goodman, Director

By order of the Board of Directors of Retail Holdings N.V.
July 3, 2008

**YOUR VOTE IS IMPORTANT REGARDLESS OF THE SIZE OF YOUR HOLDINGS IN THE COMPANY. SHAREHOLDERS WHO DO NOT EXPECT TO ATTEND THE GENERAL MEETING ARE REQUESTED TO COMPLETE, SIGN, DATE AND RETURN THE PROXY CARD BY MEANS OF THE ENCLOSED RETURN ENVELOPE. INSTRUCTIONS FOR THE PROPER EXECUTION OF PROXY CARDS ARE SET FORTH IN THE PROXY STATEMENT ACCOMPANYING THIS NOTICE.**

# PROXY STATEMENT

**General Meeting of Shareholders of**

**RETAIL HOLDINGS N.V.**
(the "Company")

to be held commencing at 9:30 a.m.
Netherlands Antilles time, on August 27, 2008
at the offices of Citco Curaçao
Schottegatweg Oost 44, Curaçao, Netherlands Antilles

This Proxy Statement is furnished to the holders (the "Shareholders") of Common Shares, par value U.S. $0.01 per share of the Company (the "Shares"), in connection with the solicitation of proxies by the Board of Directors of the Company (the "Board"). The proxies solicited by this Proxy Statement are to be voted at the General Meeting of Shareholders of the Company (the "General Meeting"), to be held at the time and place set forth above and for the purposes set forth below and in the accompanying notice of the General Meeting (the "Notice"). Enclosed is a form of proxy card ("Proxy") for use at the General Meeting.

One vote may be cast for each Share held. As of the close of business on July 2, 2008 the number of issued and outstanding Shares was 5,268,266. July 2, 2008 will be the record date (the "Record Date") for determining the Shareholders entitled to vote at the General Meeting. All holders of Shares as of the Record Date are entitled to receive the Notice, Proxy Statement and Proxy Card, to address the General Meeting and to vote thereat.

This Proxy Statement is first being mailed to Shareholders on or about July 10, 2008.

## THE GENERAL MEETING

At the General Meeting, the Shareholders will have the power to pass valid and binding resolutions with regard to all matters which affect the Company that have been proposed by the Board and are included in the Notice. A majority of the votes cast at the General Meeting shall be necessary to adopt the resolutions at the General Meeting with respect to matters set forth in the Notice. Matters that are not included in the Notice and that properly come before the General Meeting will also be given consideration. However, other than the appointment of the Chairman of the General Meeting, valid and binding resolutions can only be adopted with regard to such matters if passed by unanimous vote, and if all issued and outstanding Shares are represented at the General Meeting.

The Company is organized and existing under the laws of the Netherlands Antilles. As required by the Articles of Association of the Company, all general meetings of Shareholders must be held in Curaçao, the Netherlands Antilles. Shareholders may elect to attend the General Meeting in person or by a Proxy that is duly executed in writing. The enclosed Proxy Card has been prepared to ensure that all Shares have the opportunity to be represented at the General Meeting. Shares cannot be voted at the General Meeting unless the respective holder of record as of the Record Date is either present in person or represented by proxy.

## INSTRUCTIONS FOR SIGNING PROXY CARDS

The following general rules for signing proxy cards may be of assistance to you in order that the Company may avoid the time and expense involved in validating your vote if you fail to sign your proxy card(s) properly.

| | | |
|---|---|---|
| 1. | Individual Accounts: | Sign your name exactly as it appears in the registration on the proxy card(s). |
| 2. | Joint Accounts: | Either party may sign, but the name of the party signing should conform exactly to the name shown in the registration on the proxy card(s). |
| 3. | All Other Accounts: | The capacity of the individual signing the proxy card(s) should be indicated unless it is reflected in the form of registration. For example (see below): |

| Registration | Valid Signature |
|---|---|
| Corporate Accounts | |
| (1) ABC Corporation | ABC Corp. |
| (2) ABC Corporation | John Doe, Treasurer |
| (3) ABC Corp. c/o John Doe, Treasurer | John Doe |
| (4) ABC Corp. Profit Sharing Plan | John Doe, Treasurer |
| Trust Accounts | |
| (1) ABC Trust | Jane B. Doe, Trustee |
| (2) Jane B. Doe, Trustee u/t/d 12/28/78 | Jane B. Doe |
| Custodial or Estate Accounts | |
| (1) John Smith, Cust. f/b/o John Smith, Jr | John Smith |
| (2) Estate of John Smith | Smith Jr/Executor |

## VOTING OF PROXIES

All Shares represented at the General Meeting by properly executed Proxies received at the registered office of the Company at Schottegatweg Oost 44, Willemstad, Curaçao, Netherlands Antilles, on or before 9:30 a.m. (Netherlands Antilles time) on August 27, 2008, and not revoked, will be voted at the General Meeting in accordance with the instructions on the Proxies. If no instructions are indicated, properly executed Proxies will be voted "FOR" adoption of all proposals made at the General Meeting as recommended by the Board. The Board does not know of any matters, other than those referred to in the Notice, which are to come before the General Meeting.

Proxies duly executed and received and not revoked, will be valid at the General Meeting.

A Proxy given pursuant to this solicitation may be revoked at any time before it is voted by filing with the Company at the registered office of the Company no later than 9:30 a.m. (Netherlands Antilles time) on August 27, 2008, a written notice of revocation which bears a date later than the Proxy or by the Shareholder attending the General Meeting in person.

## MATTERS TO BE CONSIDERED AT THE GENERAL MEETING

At the General Meeting, Shareholders are being asked to consider and vote upon the following Proposals:

**PROPOSAL ONE: TO APPROVE AND ADOPT THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS WITH RESPECT TO THE COMPANY'S FISCAL YEAR ENDED DECEMBER 31, 2007.**

The Company's Annual Report for the fiscal year through December 31, 2007 has been made available to Shareholders by means of publication of such Annual Report on the Corporate/Investor section of the Company's website (www.retailholdings.com) and notice of such web-site publication has been given to Shareholders by means of a letter dated April 2, 2008. Shareholders may request at no cost a copy of said Annual Report by contacting Amy Pappas at NV Adminservice Corporation, 280 North Bedford Road, Mount Kisco, NY 10549, by e-mail, at apappas@retailholdings.com, or by telephone at (914) 241-3404, or can inspect said Annual Report at the registered address of the Company at Schottegatweg Oost 44, Curaçao, Netherlands Antilles. The audited consolidated financial statements of the Company included in such Annual Report have been prepared in accordance with accounting principles generally accepted in the United States of America and have been certified by the independent accounting firm of KPMG LLP. The audited consolidated financial statements of the Company with respect to the fiscal year ending December 31, 2007 have been made available to the Shareholders of the Company and the General Meeting is requested to adopt those financial statements as a requirement of Netherlands Antilles law.

**Approval of Proposal One requires the approval of a majority of the votes cast at the General Meeting. The Board recommends that the Shareholders vote "FOR" Proposal One to approve and adopt the audited consolidated financial statements with respect to the Company's fiscal year ended December 31, 2007.**

**PROPOSAL TWO: TO ELECT STEPHEN H. GOODMAN, ANTONIO COSTA, ALEX JOHNSTON, STEWART M. KASEN AND MALCOLM J. MATTHEWS AS DIRECTORS OF THE COMPANY, SUCH DIRECTORS TO SERVE A TERM FOR THE PERIOD FROM THE DATE OF THIS GENERAL MEETING THROUGH THE DATE OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS TO OCCUR AFTER THIS GENERAL MEETING.**

The second proposal to be considered at the General Meeting is the election of five Directors, in the place and stead of the Directors who served from the date of their appointment through the date of this General Meeting, to serve in such capacity until the conclusion of the annual General Meeting of Shareholders to occur after this General Meeting. All of the Company's current Directors are standing for re-election. Biographic information on the Directors may be found in the Company's Annual Report. The Board held six meetings during 2007. Aside from one Director who missed one meeting, the other Directors attended all meetings. Shareholders may vote "for", "against" or "abstain" from voting for all directors or for any individual director.

**Approval of Proposal Two requires the approval of a majority of the votes cast at the General Meeting. The Board recommends that the Shareholders vote "FOR" Proposal Two to elect Stephen H. Goodman, Antonio Costa, Alex Johnston, Stewart M. Kasen and Malcolm J. Matthews as Directors of the Company, such Directors to serve a term for the period from the date of this General Meeting through the date of the annual General Meeting of Shareholders to occur after this General Meeting.**

**PROPOSAL THREE: TO CONFIRM AND ACCEPT THE RECOMMENDATION OF THE BOARD OF DIRECTORS OF THE COMPANY TO REPAY AN AMOUNT FROM THE ACCOUNT PAID-IN SURPLUS OF $0.75 PER COMMON SHARE OF THE COMPANY TO SHAREHOLDERS OF RECORD ON AUGUST 27, 2008 AND TO NOT MAKE ANY DISTRIBUTION OF DIVIDENDS TO THE SHAREHOLDERS OF THE COMPANY WITH REGARD TO THE PROFITS AS DETERMINED BY THE ADOPTION OF PROPOSAL ONE AND THAT THE PROFITS OF THE COMPANY SHALL BE FULLY RESERVED WITHIN THE COMPANY, AS REFLECTED IN THE COMPANY'S FINANCIAL STATEMENTS FOR THAT PERIOD.**

As Singer Asia Limited, the Company's 56.8% owned operating subsidiary, does not require additional funds from its shareholders, the Company's ongoing strategy is not to acquire additional operating businesses or financial assets, and the holding company, Retail Holdings N.V., and its administrative subsidiary are cash flow positive, the Board believes it is desirable that a portion of the funds surplus to the Company's current and foreseeable requirements be distributed to shareholders as a special distribution of $0.75 per Share. Reflecting the holding company's capital structure and the requirements of Netherlands Antilles laws and regulations, the distribution will take the form of a repayment from the account paid-in surplus, rather than a distribution of dividends with regard to the profits.

**Approval of Proposal Three requires the approval of a majority of the votes cast at the General Meeting. The Board recommends that the Shareholders vote "FOR" Proposal Three to confirm and accept the recommendation of the Board of Directors of the Company to repay an amount from the account paid-in surplus of $0.75 per common Share of the Company to Shareholders of record on August 27, 2008 and to not make any distribution of dividends to the Shareholders of the Company with regard to the profits as determined by the adoption of Proposal One and that the profits of the Company shall be fully reserved within the Company, as reflected in the Company's financial statements for that period.**

**PROPOSAL FOUR: TO APPROVE THE SALE AND TRANSFER OF ALL OR ANY PART OF THE COMPANY'S SHARES IN SINGER ASIA LIMITED, CONSTITUTING ALL OR SUBSTANTIALLY ALL OF THE OPERATING ASSETS OF THE COMPANY, UPON SUCH TERMS AND CONDITIONS (INCLUDING, WITHOUT LIMITATION, SALE PRICE AND TIME OF SALE AND TRANSFER) AS DETERMINED BY THE BOARD OF DIRECTORS OF THE COMPANY IN ITS SOLE DISCRETION.**

The Board deems it is in the best interest of the Company and its Shareholders to maximize and monetize the value of the Company's assets with a medium-term objective of liquidating the Company and distributing the resulting funds and any remaining assets to its Shareholders. Consistent with this strategy, the Board deems it is in the best interest of the Company and its Shareholders to explore a possible sale of the Company's sole remaining operating asset, the fifty-six and eight-tenths of one percent (56.8%) of the shares in Singer Asia Limited. As a sale of the Company's sole remaining operating asset could be construed as a liquidation, under the Company's Articles of Association and the laws and regulations of the Netherlands Antilles, such a sale could require the approval of a majority of votes cast at a general meeting of the Company as well as being subject to certain rights of UCL Asia Partners L.P., the owner of the balance of the shares. **Although the Company has determined to seek Shareholder approval at this time, the Company has not reached agreement with any party to sell all or any part of its 56.8% shareholding in Singer Asia Limited and it is possible that no such agreement on terms and conditions acceptable to the Board can be reached in any timeframe.** If this Proposal receives the required approval, no further action of Shareholders will be required or sought in connection with a sale of the Company's shares in Singer Asia Limited.

**Approval of Proposal Four requires the approval of a majority of the votes cast at the General Meeting. The Board recommends that Shareholders vote "FOR" Proposal Four to approve the sale and transfer of all or any part of the Company's shares in Singer Asia Limited, constituting all or substantially all of the operating assets of the Company, upon such terms and conditions (including, without limitation, sale price and time of sale and transfer) as determined by the Board of Directors of the Company in its sole discretion.**

**PROPOSAL FIVE: TO APPOINT KPMG LLP AS AUDITORS OF THE COMPANY FOR THE FISCAL YEAR ENDING DECEMBER 31, 2008.**

The Board of the Company has recommended the appointment of KPMG LLP, who has audited the Company's financial statements for the fiscal year ending December 31, 2007 and prior years, as the auditors of the Company for the fiscal year ending December 31, 2008.

**Approval of Proposal Five requires the approval of a majority of the votes cast at the General Meeting. The Board recommends that the Shareholders vote "FOR" Proposal Five to appoint KPMG LLP as auditors of the Company for the fiscal year ending December 31, 2008.**

BY ORDER OF THE BOARD OF DIRECTORS OF RETAIL HOLDINGS N.V.

July 3, 2008

If no other indication is made it is the intent of the Undersigned that Proposals 1, 2, 3, 4 and 5 be voted "FOR".

Mark Here for Address Change or Comments SEE REVERSE SIDE ☐

1. To approve and adopt the audited consolidated financial statements with respect to the Company's fiscal year ended December 31, 2007, as described in the Proxy Statement accompanying this Notice:

FOR ☐ AGAINST ☐ ABSTAIN ☐

2. To elect Stephen H. Goodman, Antonio Costa, Alex Johnston, Stewart M. Kasen and Malcolm J. Matthews as Directors of the Company, such Directors to serve a term for the period from the date of this General Meeting through the date of the annual General Meetings of Shareholders to occur after this General Meeting.

01 Stephen H. Goodman
02 Antonio Costa
03 Alex Johnston
04 Stewart M. Kasen
05 Malcolm J. Matthews

FOR ALL ☐ WITHHELD FOR ALL ☐

Withheld for the nominees you list below: (Write that nominee's name in the space provided below.)

______________________________

3. To confirm and accept the recommendation of the Board of Directors of the Company to repay an amount from the account paid-in surplus of $0.75 per Common Share of the Company to shareholders of record on August 27, 2008 and to not make any distribution of dividends to the Shareholders of the Company with regard to the profits as determined by the adoption of Proposal One and that the profits of the Company shall be fully reserved within the Company, as reflected in the Company's financial statements for that period.

FOR ☐ AGAINST ☐ ABSTAIN ☐

4. To approve the sale and transfer of all or any part of the Company's shares in Singer Asia Limited, constituting all or substantially all of the operating assets of the Company, upon such terms and conditions (including, without limitation, sale price and time of sale and transfer) as determined by the Board of Directors of the Company in its sole discretion.

FOR ☐ AGAINST ☐ ABSTAIN ☐

5. To appoint KPMG LLP as auditors of the Company for the fiscal year ending December 31, 2008

FOR ☐ AGAINST ☐ ABSTAIN ☐

IN WITNESS WHEREOF this Proxy was executed and shall be valid and effective exclusively at the General Meeting or any adjournment or adjournments thereof, provided no changes are made in the agenda, and shall otherwise terminate on December 31, 2008, 12:00 midnight.

Dated: ______________________________, 2008

______________________________
Name of Shareholder

By: ______________________________
(Signature)
(See instructions for signatures in Proxy Statement

Name: ______________________________

Title: ______________________________

**PLEASE RETURN THE COMPLETED PROXY CARD BY MEANS OF THE ENCLOSED RETURN ENVELOPE.**

**▲ FOLD AND DETACH HERE ▲**



# Exemption Number 82-5225

# RETAIL HOLDINGS N.V.
# PROXY CARD

THIS PROXY is made by the Undersigned who is, as of the Record Date (July 2, 2008), the registered holder of ______ Common Shares (the "Shares") of Retail Holdings N.V. (the "Company"), a Netherlands Antilles corporation.

This Proxy is made in connection with the General Meeting of Shareholders of the Company (the "General Meeting") to be held on August 27, 2008 at 9:30 a.m., Netherlands Antilles time, at the offices of Citco Curaçao at Schottegatweg Oost 44, Netherlands Antilles and is based on the information provided by the Company's Board of Directors in the Notice convening the General Meeting and in the accompanying Proxy Statement, both dated July 3, 2008.

The Undersigned hereby appoints and designates any authorized signatories of Curaçao Corporation Company N.V. (the "Attorneys"), each acting individually and with the right of substitution, as his/her/its authorized attorney to represent the Undersigned in his/her/its capacity of Shareholder at the General Meeting, to address the General Meeting, and to vote on all his/her/its Shares with respect to all matters to be brought before the General Meeting as set forth in the Notice and with respect to any and all other matters that may properly come before the General Meeting. With regard to such other matters, the Proxies shall have the discretionary power and authority to vote for and on behalf of the Undersigned.

**(PLEASE SIGN AND DATE ON REVERSE SIDE)**

| **Address Change/Comments** (Mark the corresponding box on the reverse side) |
|---|
| |

▲ FOLD AND DETACH HERE ▲

## *You can now access your RETAIL HOLDINGS N.V. account online.*

Access your RETAIL HOLDINGS N.V. shareholder account online via Investor ServiceDirect® (ISD).

The transfer agent for RETAIL HOLDINGS N.V. now makes it easy and convenient to get current information on your shareholder account.

- View account status
- View certificate history
- View book-entry information
- View payment history for dividends
- Make address changes
- Obtain a duplicate 1099 tax form
- Establish/change your PIN

***Visit us on the web at http://www.bnymellon.com/shareowner/isd***

***For Technical Assistance Call 1-877-978-7778 between 9am-7pm***
***Monday-Friday Eastern Time***

END